SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             Schedule 13G
                 Under The Securities Exchange Act of 1934

                            (Amendment No. 2)

                     Atlantic Gulf Communities Corp.

           _____________________________________________________
                          (Name Of Issuer)
                    Common  Stock Par Value $.10
       ____________________________________________________________

                     (Title of Class of Securites)
                              048556104
                   ______________________________
                            (Cusip Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                    (Continued on the following page(s))


                           Page  1 of  6 Pages


SEC 1745   (9-82)

CUSIP No.  048556104                 13G                     Page 2 of 6 Pages
Atlantic Gulf Communities Corp.
1  NAME OF REPORTING PERSON
   S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
   Chemical Banking Corporation -     CBC
   Chemical Bank  CB

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)


          (B)




3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Chemical Banking Corporation - CBC
   Chemical Bank - CB

NUMBER
OF
SHARES      5 SOLE VOTING POWER
              CBC    - 21,323
               CB    - 21,323

BENEFICIALLY
OWNED BY    6 SHARED VOTING POWER
              NONE

EACH
REPORTING
PERSON      7 SOLE DISPOSITIVE POWER
              CBC    - 21,323
               CB    - 21,323

WITH        8 SHARED DISPOSITIVE POWER
              NONE

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CBC - 21,323
               CB - 21,323

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              CBC -  less than 1%
               CB -  less than 1%

12  TYPE OF PERSON REPORTING*
              CBC - HC
               CB - BK

                    * SEE INSTRUCTION BEFORE FILLING OUT!

                        Atlantic Gulf Communities Corp.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Schedule 13G Under
                     The Securities Exchange Act of 1934

                              (Amendment No. 2 )


Item 1(a).  Name of Issuer:       Atlantic Gulf Communities Corp.

Item 1(b).  Address of Issuer:    2601 S. Bayshore Drive,
                                  Miami, Fl 33133

  Principal Executive Officer:     James Apthorp, Chmn

Item 2(a).  Name of Person Filing: This notice is filed by CHEMICAL BANKING
                                   CORPORATION (CBC) and its wholly owned
                                   subsidiary, Chemical Bank (CB).


Item 2(b).  Address of Principal Business
                                   CBC:  270 Park Avenue
                                Office:  New York, NY 10017
                                    CB:  270 Park Avenue
                                         New York, NY 10017

Item 2(c).  Citizenship:          CBC -  Delaware
                                   CB -  New York

Item 2(d).  Title of Class of Securities: Class A Par

Item 2(e).  CUSIP Number:                375514106

                          Atlantic Gulf Communities Corp.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [   ] Broker or dealer registered under Section 15 of the Act.

            (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

            (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                      Act.

            (d) [   ] Investment Company registered under Section 8 of the
                      Investment Company Act.

            (e) [   ] Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

            (f) [   ] Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                      [see Section 240.13d-1(b)(1)(ii)(F)].

            (g) [ X ] Parent Holding Company, in accordance with
                      Section 240.13d-1(b)(ii)(G).

            (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.     Ownership:

            On or about July 6, 1995, the filing person sold 786,447 Shares. On or about September 12, 1995, the filing person sold 16,415 Shares. After consummation of this transaction, the filing person beneficially owned 21,323 Shares. Based upon 9,771,521 Shares outstanding as disclosed in the Issuer's Form 10-Q filed on November 14, 1995 for the quarter ended September 30, 1995, this represents less than 1% of the Issuer's outstanding common stock. The filing person has sole voting and dispositive power over all such Shares.

                       Atlantic Gulf Communities Corp.


Item 5.     Ownership of Five Percent or Less of a Class:
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Shares outstanding, check the following box (x).
Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

            Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, CB. In lieu of attaching an exhibit hereto, the identity of CB is as set forth on the cover page hereof. CB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.     Identification and Classification of Members of this Group:
            Not applicable.

Item 9.     Notice of Dissolution of Group:
            Not applicable.

                        Atlantic Gulf Communities Corp.


Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      February 12,1996




     CHEMICAL BANK                   CHEMICAL BANKING CORPORATION

    /s/John B. Wynne                          /s/John B. Wynne
       John B. Wynne                             John B. Wynne
       Corporate Secretary                       Corporate Secretary